November 6, 2012

Mr. Ed Bartz

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Smart Trust, Zacks Diversified Equity and Corporate Bond Trust, Series 1 (the “Trust”)
(File No.: 333-184208)(CIK 1558392)

Dear Mr. Bartz:

On behalf of Hennion & Walsh, Inc. (“Hennion”), the sponsor and depositor of the above-captioned Trust, this letter responds to your comments received via tele-facsimile on October 31, 2012 and in subsequent telephone conversations regarding the registration statement on Form S-6 for “Smart Trust, Zacks Diversified Equity and Corporate Bond ETF Trust, Series 1” filed with the Securities and Exchange Commission (the “Commission”) on October 1, 2012. Please find below a response for each of your comments in the order that they were presented.

Comment 1

You indicated that the name of the Trust may be confusing to investors, who may believe the Trust is an exchange traded fund (“ETF”) rather than a unit investment trust that invests in a combination of ETFs and individual equities. You requested that the name of the Trust be revised to eliminate any confusion.

Response 1

As we discussed via telephone on November 5, 2012, the name of the Trust has been changed to Smart Trust, Zacks Diversified Equity and Corporate Bond Trust, Series 1.

Comment 2

You requested that the prospectus disclose in the Investment Summary–Strategy of Portfolio Selection (page A-3) that the ETFs in the Trust’s portfolio will invest substantially all of their assets in corporate bonds and to describe the maturities of such bonds and whether such bonds will include foreign issuers. You also requested that the prospectus disclose the market capitalizations of the Trust’s equity securities.

Response 2

The requested disclosure has been added to the prospectus.

Comment 3

You requested that the Investment Summary–Principal Risk Considerations (page A-5) add disclosure that describes high-yield debt obligations, or “junk bonds” as “speculative.”

Response 3

The requested disclosure has been added to the prospectus.

In addition to making revisions in response to your comments, we have revised the prospectus to reflect certain other minor changes and corrections.

We have been advised that the sponsor proposes to deposit securities and to activate the subject Trust on or about November 27, 2012 or shortly thereafter, depending on market conditions. An appropriate amendment to the Registration Statement to reflect such deposit will be promptly filed with the Commission at that time, accompanied by the request of the sponsor that the Registration Statement be made effective.

If you have any questions, please do not hesitate to contact Scott R. Anderson at (312) 845-3834 or Matthew W. Hoffman at (312) 845-3458.

Very truly yours,

Chapman and Cutler LLP

By        /s/ SCOTT R. ANDERSON

Scott R. Anderson

SRA/mdd